UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

TURNING POINT BRANDS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90041L105

(CUSIP Number)

Ian Estus Standard Diversified Opportunities Inc. 1521 Concord Pike, Suite 301 Wilmington, DE 19803 (302) 824-7062

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2017

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 90041L105

1	NAME OF REPORTING PERSONS Standard Diversified Opportunities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,842,373
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,842,373
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,842,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2% (1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 18,845,031 outstanding shares of voting Common Stock of Turning Point Brands, Inc. as of May 8, 2017, as set forth in the Quarterly Report on Form 10-Q of Turning Point Brands, Inc. for the period ended March 31, 2017 filed with the Securities and Exchange Commission on May 11, 2017.

Item 1.	Security and Issuer

This Schedule 13D relates to the voting Common Stock, par value $0.01 per share (the “TPB Common Stock”), of Turning Point Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 5201 Interchange Way, Louisville, Kentucky 40229.

Item 2.	Identity and Background

(a) – (c) This Schedule 13D is being filed on behalf of Standard Diversified Opportunities Inc., a Delaware corporation (“SDOI” or the “Reporting Person”). The business address of the Reporting Person is 1521 Concord Pike, Suite 301, Wilmington, DE 19803.

Set forth in Schedule I is additional information required by Item 2 of Schedule 13 about the principal business of SDOI. Set forth in Schedule II is the information required by Item 2 of Schedule 13D about the identity and background of each person with respect to whom such information in required pursuant to Instruction C. to Schedule 13D.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) Delaware

Item 3.	Source and Amount of Funds or Other Consideration

As consideration for the shares of TPB Common Stock acquired by the Reporting Person, the Reporting Person issued an aggregate of 7,335,018 shares of Class A Common Stock of the Reporting Person, based on the exchange ratio set for the in the Contribution and Exchange Agreement (as defined on Schedule I). Such transaction closed on June 1, 2017.

Item 4.	Purpose of Transaction

The Reporting Person holds the TPB Common Stock reported herein as part of its strategy of acquiring substantial stakes, or 100% ownership interests in, various operating businesses.

The Reporting Person may acquire additional shares of TPB Common Stock and other securities of the Company from time to time or may dispose of any or all of such shares or other securities it holds from time to time.

The Reporting Person intends to evaluate on an ongoing basis its investment in the Company and its options with respect to such investment.

The Reporting Person reserves the right to change its purpose and to formulate and implement plans or proposals with respect to the Company at any time and from time to time. Any such action may be made by the Reporting Person alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b): The Reporting Person has sole voting and dispositive power over 9,842,373 shares of the TPB Common Stock, constituting 52.2% of the TPB Common Stock.

The persons named on Schedule II have sole or shared voting and dispositive power over the following numbers of shares of the TPB Common Stock, not including the shares of TPB Common Stock owned by the Reporting Person:

Name	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage Ownership
Ian Estus	0	0	0	0	—
Gregory H.A. Baxter (1)	48,090	0	48,090	0	*
Edward J. Sweeney	0	0	0	0	—
Thomas Helms (2)	842,562	0	842,562	0	4.5%
David Wurzer	0	0	0	0	—
David Glazek (3)	0	0	0	0	—

* Less than 1%.

(1) Consists of shares subject to exercisable stock options.

(2) Consists of shares of the TPB Common Stock owned by Helms Management Corp, all of the voting capital stock of which is owned by Mr. Helms, who serves as chairman of its board of directors, and all of the non-voting capital stock of which is owned by a trust established by Mr. Helms for the benefit of his children. Pursuant to a loan and voting agreement among Mr. Helms, Helms Management Corp. and Standard General L.P. (“Standard General”), on November 19, 2012, Helms Management Corp. pledged 1.46 million shares of TPB Common Stock to secure a loan from Standard General. On November 23, 2016, Standard General and Mr. Helms entered into an amendment to the loan and voting agreement, pursuant to which Standard General Master Fund agreed to loan an additional $300,000 to Mr. Helms. Mr. Helms agreed, at the request of Standard General at any time in its sole discretion and within two business days of the request, to repay a portion of the amounts loaned with 150,000 shares of TPB Common Stock owned by him. In addition, Mr. Helms provided Standard General, for nine months from the date of the amendment to the loan agreement, authority to exercise investment discretion on his behalf with respect to 500,000 of the shares of TPB Common Stock owned by him that have been previously pledged as collateral under the loan agreement. On March 17, 2017, Mr. Helms and Standard General further amended the loan agreement in order to provide that Standard General would loan an additional $700,000 ($1,000,000 in the aggregate) to Mr. Helms and that Mr. Helms, at the request of Standard General at any time in its sole discretion and within two business days of the request, would repay a portion of the amounts loaned by Standard General by delivering an additional 250,000 shares (400,000 shares in the aggregate) of TPB Common Stock owned by him. In addition, Mr. Helms agreed to continue to provide Standard General, for nine months from the date of the second amendment, authority to exercise investment discretion on his behalf with respect to 500,000 of the shares of the TPB Common Stock owned by him that had been previously pledged as collateral under the loan agreement. On June 1, 2017, upon a duly made request by Standard General, Mr. Helms repaid portions of the amount loaned to him by Standard General by delivering 400,000 shares of Company common stock owned by him to Standard General. In addition, on June 1, 2017, upon a duly made request by Standard General, Mr. Helms transferred 500,000 shares of Company common stock owned by him to SDOI in exchange for SDOI common stock pursuant to the Contribution and Exchange Agreement.

(3) Mr. Glazek is a Partner of Standard General, which manages Standard General Master Fund L.P. (“SG Master Fund”), P Standard General Ltd. (“PSG”) and Standard General Focus Fund L.P. (“Focus Fund” and, collectively with SG Master Fund and PSG, the “SG Parties”). Following their contribution on June 1, 2017 of 9,842,373 shares of the TPB Common Stock to the Reporting Person, Standard General beneficially owns 10,975,463 shares of TPB Common Stock over which it may be deemed to exercise shared voting and dispositive power. Mr. Soohyung Kim is a director of the general partner of the general partner of Standard General and Chief Investment Officer of Standard General, and in such capacities may be deemed to indirectly beneficially own the securities reported herein. Following the closing of the Contribution and Exchange, Standard General beneficially owns a majority of the outstanding voting securities of SDOI, which directly owns the 9,842,373 shares of TPB Common Stock contributed to it by the SG Parties. As a result of its ownership of a majority of the outstanding voting securities of SDOI, Standard General may be deemed to share voting and investment power over the TPB Common Stock held by SDOI. Each of Standard General and Mr. Kim disclaims such beneficial ownership of the shares of TPB Common Stock owned by SDOI except to the extent of its pecuniary interest therein.

The percentage calculations set forth in clauses (a) and (b) of this Item 5 are based upon 18,845,031 outstanding shares of TPB Common Stock as of May 8, 2017, as set forth in the Quarterly Report on Form 10-Q of Turning Point Brands, Inc. for the period ended March 31, 2017 filed with the Securities and Exchange Commission on May 11, 2017.

(c) Except for the Contribution and Exchange (as defined on Schedule I) and as set forth in Footnote 2 to the table set forth in clauses (a) and (b) of this Item 5, neither the Reporting Person nor any person named on Schedule II hereto effected any transactions in the Company’s securities during the sixty day period prior to the filing of this Schedule 13D.

(d) See Item 2 above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Registration Rights Agreement, dated as of May 10, 2016, by and among Turning Point Brands, Inc. and the stockholders named therein. (Filed as Exhibit 4.1 to the Current Report on Form 8-K of Turning Point Brands, Inc. filed with the Securities and Exchange Commission on May 16, 2016 and incorporated herein by reference.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2017

STANDARD DIVERSIFIED OPPORTUNITIES INC.

By:	/s/ Edward J. Sweeney
Name: Edward J. Sweeney
Title: Interim Chief Financial Officer

SCHEDULE I

Prior to June 1, 2017, the Reporting Person was a “shell company” under the federal securities laws.

On November 25, 2016, the Reporting Person and the SG Parties entered into a Contribution and Exchange Agreement (as amended, the “Contribution and Exchange Agreement”). Pursuant to the Contribution and Exchange Agreement, the SG Parties agreed to contribute, or cause to be contributed to the Company, 9,842,373 shares of voting common stock of Turning Point Brands, Inc. (the “Turning Point Common Stock”). In exchange for these shares, the Reporting Person issued an aggregate of 7,335,018 shares of Class A Common Stock of the Company, based on the exchange ratio set for the in the Contribution and Exchange Agreement. Such transaction closed on June 1, 2017.

The Reporting Person recently entered into two transactions that have not yet been effectuated. On November 4, 2016, the Reporting Person, Standard Outdoor Southwest LLC, a wholly owned subsidiary of SDOI, or Standard Outdoor, and Metro Outdoor of Austin LLC, or Metro Austin, entered into an asset purchase agreement, whereby Standard Outdoor will acquire assets from Metro Austin consisting of five billboards located in several counties near Austin, Texas and the ground leases and advertising contracts relating to such billboards. The consideration for the acquired assets will be $330,000, of which $290,000 is payable in cash and $40,000 is payable in shares of SDOI’s Class A Common Stock. The principal of Metro Austin is now a consultant to the Reporting Person. On November 23, 2016, the Reporting Person and Interboro LLC entered into a stock purchase agreement, whereby SDOI’s wholly owned subsidiary, Pillar General Inc., will acquire all of the outstanding capital stock of Interboro, a wholly-owned subsidiary of Interboro LLC, for a purchase price of  $2,500,000, payable in cash.

SCHEDULE II

EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS

OF STANDARD DIVERSIFIED OPPORTUNITIES INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Ian Estus	President and Chief Executive Officer and Director of Reporting Person	c/o Standard Diversified Opportunities Inc. 1521 Concord Pike, Suite 301 Wilmington, DE 19803
Gregory H.A. Baxter	Executive Chairman of the Board of Directors of the Reporting Persona and Independent Corporate Finance Consultant	c/o Standard Diversified Opportunities Inc. 1521 Concord Pike, Suite 301 Wilmington, DE 19803
Edward J. Sweeney	Managing Director of Pine Hill Group and Interim Chief Financial Officer of the Reporting Person	c/o Standard Diversified Opportunities Inc. 1521 Concord Pike, Suite 301 Wilmington, DE 19803

Directors*
Ian Estus	See above	See above
Gregory H.A. Baxter	See above	See above
Thomas Helms	Non-Executive Chairman of the Board of Turning Point Brands, Inc.	c/o Standard Diversified Opportunities Inc. 1521 Concord Pike, Suite 301 Wilmington, DE 19803
David Wurzer	Executive Vice President and Chief Investment Officer – Connecticut Innovations	c/o Standard Diversified Opportunities Inc. 1521 Concord Pike, Suite 301 Wilmington, DE 19803
David Glazek	Partner of Standard General L.P.	c/o Standard Diversified Opportunities Inc. 1521 Concord Pike, Suite 301 Wilmington, DE 19803

Control Persons*
Standard General, L.P.	—	Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153
Mr. Soohyung Kim	Director of the general partner of the general partner of Standard General and Chief Investment Officer of Standard General	c/o Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153

* All persons and entities named in this Schedule II are U.S. Citizens.